3.25.04

SECURITIES AND EXCHANGE COMMISSION

04003119

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RECD S.E.C.
MAR 1 2004
1086

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37679

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Partners Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2101 W. Commercial Blvd., Suite 3500
(No. and Street)

Fort Lauderdale (City) FL (State) 33309 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kathryn Sealey 954-484-2618
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Shavell & Company, P.A.
(Name – *if individual, state last, first, middle name*)

7700 Congress Ave., Suite 3105 (Address) Boca Raton (City) FL (State) 33487 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kathryn Sealey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Partners Securities, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operating Principal
Title

Notary Public

Suzanne S. Godoy
Commission #DD195609
Expires: May 02, 2007
Bonded Thru
Atlantic Bonding Co., Inc.

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Auditors Report on Internal Controls

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOBAL PARTNERS SECURITIES, INC

FINANCIAL STATEMENTS

December 31, 2003

GLOBAL PARTNERS SECURITIES, INC.
TABLE OF CONTENTS
DECEMBER 31, 2003

SHAVELL & COMPANY, P.A.

Certified Public Accountants and Consultants

7700 Congress Avenue, Suite 3105, Boca Raton, FL 33487
Ph (561) 997-7242 Fax (561) 997-7262
info@shavell.net

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Global Partners Securities, Inc.
Fort Lauderdale, Florida 33309

We have audited the accompanying statement of financial condition of Global Partners Securities, Inc. as of December 31, 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Partners Securities, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

SHAVELL & COMPANY, P.A.

Shavell & Company, P.A.

Boca Raton, Florida
February 20, 2004

GLOBAL PARTNERS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$	306,518
Receivable from clearing organizations		923,426
Due from Related Parties		671,951
Securities Owned:		
Marketable Securities, at Market Value		114,244
Not Readily Marketable, at Estimated Fair Value		24,400
Deposits		17,262
Prepaid Expenses		1,165
Advances to Employees		19,716
Property and Equipment, net		31,963
	$	2,110,645

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts Payable	$	368,658
Accrued Liabilities		29,405
Commissions Payable		197,358
Securities Sold, Not Yet Purchased, At Market		25,439
Loan Payable		291,889
		912,749
COMMITMENTS AND CONTINGENCIES		
Subordinated Loans		600,000
STOCKHOLDER'S EQUITY		
Common Stock, No Par Value; Authorized 10,000 Shares; Issued and Outstanding 269 Shares		134,500
Additional Paid-in Capital		6,500,155
Accumulated Deficit		(6,036,759)
		597,896
	$	2,110,645

The Accompanying Notes are an Integral Part of These Financial Statements

GLOBAL PARTNERS SECURITIES, INC.
STATEMENT OF OPERATIONS
DECEMBER 31, 2003

REVENUE		
Commissions	$	239,523
Principal Transactions		2,973,115
Interest and Dividends		18,568
Other Income		60,454
		3,291,660
EXPENSES		
Employee Compensation and Benefits		2,889,413
Clearance Fees		306,186
Communications and Data Processing		656,179
Interest		89,963
Occupancy		385,019
Other Expenses		779,292
		5,106,052
Net Loss	$	(1,814,392)

GLOBAL PARTNERS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
DECEMBER 31, 2003

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, December 31, 2002	$ 134,500	$ 5,181,614	$ (4,222,367)	$ 1,093,747
Net Loss			(1,814,392)	(1,814,392)
Capital Contributed		1,318,541		1,318,541
Balance, December 31, 2003	$ 134,500	$ 6,500,155	$ (6,036,759)	$ 597,896

The Accompanying Notes are an Integral Part of These Financial Statements

GLOBAL PARTNERS SECURITIES, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(1,814,392)
Adjustments to Reconcile Net Loss to Net Cash		
Provided By Operating Activities:		
Depreciation		22,646
Change in Assets and Liabilities:		
Decrease (Increase) In:		
Receivable from clearing organizations		(15,283)
Marketable Securities, at market value		(23,751)
Prepaid Expenses		16,521
Advances to Employees		34,559
Increase (Decrease) In:		
Accounts Payable		211,444
Accrued Liabilities		16,248
Payable to clearing organizations		(5,000)
Commissions Payable		96,094
Securities Sold, Not Yet Purchased, at market		18,625
Net Cash Used in Operating Activities		(1,442,289)
CASH FLOWS FROM INVESTING ACTIVITIES		
Increase in Deposits and Other		(464)
Net Cash Used in Investing Activities		(464)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital Contributed from Parent Company		1,318,541
Advances on Related Party Loans		(346,629)
Repayments on Related Party Loans		620,826
Repayments on Loan Payable		(11,782)
Net Cash Provided By Financing Activities		1,580,956
Increase in Cash		138,203
Cash:		
Beginning		168,315
Ending	$	306,518
SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION		
Cash Payments for Interest	$	79,486

GLOBAL PARTNERS SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Global Partners Securities, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). The company operates one main office in Fort Lauderdale, Florida and a smaller office in New York. The Company is a wholly owned subsidiary of Global Partners Group, Inc. (the "Parent").

In connection with its activities as a broker-dealer, the Company does not hold customer funds or securities, and promptly transmits all customer funds received to its clearing firms. Although the Company's clearing firms maintain all of the accounts of such customers and preserve all required and customary records, the Company remains contingently liable for losses incurred on these accounts.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value. Securities not readily marketable are valued by management based on their experience in the industry.

Clearing Expenses

Clearing expenses are recorded on a trade-date basis as securities transactions occur.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

GLOBAL PARTNERS SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Property and Equipment is stated at cost. Depreciation is computed primarily using accelerated methods over the estimated useful life of the respective assets, generally five to seven years.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and the carrying value of the asset.

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company at times has cash in excess of Federal Deposit Insurance Corporation ("FDIC") insurance limits. The Company places its temporary cash investments with high credit quality financial institutions. Cash held by these financial institutions in excess of FDIC limits amounted to approximately $134,254 at December 31, 2003.

Securities Owned and Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased are carried at quoted market value. The increase or decrease in net unrealized appreciation or depreciation of securities owned and sold, not yet purchased is credited or charged to operations and is included in trading gains and (losses) in the statement of operations.

Advertising

Costs of advertising are expensed as incurred and amounted to $57,278 for the year ended December 31, 2003.

Receivable from Clearing Organization

Broker Receivables represent amounts due from the clearing organizations related to monies earning interest at the clearing broker from settled and unsettled transactions.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company files federal and state corporate income tax returns. The Company has not accrued any federal or state income tax liability for the year ended December 31, 2003.

The Company accounts for deferred income taxes using Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," (SFAS 109). The statement requires that deferred income taxes reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their basis for financial reporting purposes. In addition, SFAS 109 requires the recognition of future tax benefits, such as net operating loss carryforwards, to the extent that realization of such benefits are more likely than not.

NOTE 2: SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading securities at market values as follows:

	Owned	Sold, not yet Purchased
Corporate Stocks	$ 114,244	$ 24,439

Securities not readily marketable include investment securities that cannot be offered or sold because of restrictions or conditions applicable to the securities and consist of:

	Owned
Corporate Stocks	$ 1,000
Warrants	$ 23,400
	$ 24,400

NOTE 3: PROPERTY AND EQUIPMENT

Property and Equipment, net consists of the following:

Furniture and Fixtures	$ 70,148
Computer and Office Equipment	381,424
	$ 451,572
Less: Accumulated Depreciation	419,609
	$ 31,963

GLOBAL PARTNERS SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 4: CONTRACTUAL COMMITMENTS

The Company is obligated under non-cancelable operating leases for approximately 11,500 square feet of office space in Fort Lauderdale, Florida that expires on May 31, 2005 and for approximately 2,400 square feet of office space in New York, New York that expires on September 30, 2005. The leases provide for monthly rentals of approximately $22,000 and $9,700 respectively.

In addition, the Company is obligated under various automobile and equipment leases with monthly rentals totaling $2,018 expiring from February, 2004 to May, 2005.

The future minimum annual rental payments for non-cancelable leases are approximately as follows:

2004	269,391
2005	146,960
	$ 416,351

Rental expense for the year ended December 31, 2003 was $385,019.

NOTE 5: NOTE PAYABLE

Note Payable consists of an SBA guaranteed loan due in monthly installments of $13,741 including interest at 8% per annum, maturing December, 2004. This loan was in default as of December 31, 2003 due to nonpayment

NOTE 6: SUBORDINATED BORROWINGS

Borrowings under subordination agreements at December 31, 2003, are as follows:

Subordinated Loan, interest at 10% annually, due September, 2005	$ 300,000
Subordinated Loan, interest at 10% annually, due July, 2005	300,000
	$ 600,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

GLOBAL PARTNERS SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 7: INCOME TAXES

The Company has available at December 31, 2003, approximately $5,535,000 of unused operating loss carryforwards that may be applied against future taxable income and that expire between 2021 and 2023. Based upon these carryforwards, there is no current income tax liability at December 31, 2003.

The deferred portion of the income tax benefit included in the statement of operations net of a valuation allowance is $0 at December 31, 2003.

NOTE 8: RELATED PARTY TRANSACTIONS

The company has various receivables due from related companies totaling $671,951. These receivables are non interest bearing and are due on demand. In addition, the company paid consulting fees to a company owned by one of the shareholders of its parent company. These fees amounted to $27,600.

NOTE 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $404,384 which was $5,384 in excess of its required net capital of $399,000. The Company's net capital ratio was 2.19 to 1.

NOTE 10: OFF-BALANCE-SHEET RISK

The Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealers. The clearing broker/dealer is responsible for collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and proper executions of customer transactions by the clearing broker/dealer.

GLOBAL PARTNERS SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 11: CLOSELY HELD CORPORATIONS

The Company owns 99.75% of a company which owns 100% of another broker-dealer. Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934, consolidation of these entities into the financial statements of the Company is not required. The assets, liabilities and equity of the entities which would otherwise be consolidated are as follows:

Assets	$	215,607
Liabilities		687,113
Stockholder's Deficit	$	471,506

As part of the consolidation, $607,000 of the assets of the Company would be eliminated along with $607,000 of liabilities of the entities to be consolidated.

NOTE 12: LITIGATION

A former employee of the Company filed a statement of claim with the NASD against the Company for commissions owed, wrongful termination and defamation related to a Form U-5 filed with the NASD. In October 2003, after a final hearing, the panel entered an award against the Company for breach of implied contract in the sum of $218,833. In December 2003, the Company filed a Petition to Vacate Arbitration Award. The attorney is unable to opine on the likely outcome of the Petition to Vacate. As a result, the Company has included $248,704 to cover the award and accrued interest in its accounts payable at December 31, 2003 and in other expenses for the year ended December 31, 2003.

The company is a co-defendant in a statement of claim filed with the NASD by one of its former customers for breach of fiduciary duty, negligence and respondeat superior related to investment losses suffered six years ago by the customer. Claimant seeks an unspecified amount of damages. The company has filed an answer to the claim and is vigorously defending itself against the claim. A final arbitration hearing has yet to be scheduled and the attorney is unable to opine on the likely outcome of the claim.

The Company is a defendant in an action filed in New York State Court claiming breach of contract. The complaint seeks approximately $50,000 in damages and other relief. This matter is being vigorously defended and a counterclaim has been interposed. The attorney has stated that based upon the facts and circumstances currently known, the underlying claim against the Company appears to be lacking in factual merit and otherwise overvalued.

The company is a co-defendant in a number of state law causes of action alleging that the market price of the plaintiff's stock was "fraudulently manipulated" as the result of purported "Naked Short Sales" of the plaintiff's securities. The Company has not been served in the lawsuit but denies the plaintiff's allegations of wrongdoing and plans to vigorously defend itself. The lawsuit has not been set for trial and the attorney is unable to opine on the likely outcome of the lawsuit.

NOTE 13: GOING CONCERN

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplates continuation of the company as a going concern. However, the company has sustained substantial operating losses in recent years and has had negative cash flows from operating activities which has required the Company's shareholders to contribute substantial amounts of capital to fund the operating losses. In addition, as of December 31, 2003, the company is in default on a SBA guaranteed loan payable.

In accordance with its 2003 business plan, the operating losses over the last six months of 2003 were reduced and in January of 2004 almost reached the breakeven point. In addition, the company has prepared financial forecasts based upon current increased production and an improving environment for its emerging market bond trading division and has begun to more closely monitor productivity and expenditures. The Company is also currently negotiating with the SBA for an extension of the term (3 years) and a reduction of the interest rate (8%) of the loan payable because they are not consistent with more favorable terms being offered at other lending institutions. The shareholders are committed to providing operating capital as needed for the upcoming year in anticipation of a turnaround in profitability. Management believes that the above actions presently being taken to revise the company's operations provide the opportunity for the company to continue as a going concern.

SHAVELL & COMPANY, P.A.

Certified Public Accountants and Consultants

7700 Congress Avenue, Suite 3105, Boca Raton, FL 33487
Ph (561) 997-7242 Fax (561) 997-7262
info@shavell.net

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Shareholder
Global Partners Securities, Inc.
Fort Lauderdale, Florida 33309

We have audited the accompanying financial statements of Global Partners Securities, Inc. as of December 31, 2003 and for the year then ended, and have issued our report thereon dated February 20, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SHAVELL & COMPANY, P.A.

Shavell & Company, P.A.

Boca Raton, Florida
February 20, 2004

GLOBAL PARTNERS SECURITIES, INC
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2003

AGGREGATE INDEBTEDNESS		
Accounts Payable	$	368,658
Accrued Liabilities		29,405
Commissions Payable		197,358
Loan Payable		291,889
Total Aggregate Indebtedness	$	887,310
NET CAPITAL		
Total Stockholder's Equity from the Statement of Financial Condition	$	597,896
Add:		
Subordinated borrowings qualified for net capital		600,000
Total capital and allowable subordinated borrowings		1,197,896
Deductions:		
Nonallowable Assets:		
Due from Related Parties		671,951
Property and Equipment, net		31,963
Prepaid Expenses		1,165
Advances to Employees		19,716
Non Marketable Securities		24,400
Receivable from Clearing Broker		9,656
Deposits		17,262
		776,113
Net Capital Before Haircuts on Securities Positions		421,783
Haircuts on Securities Positions:		
Corporate Stock		17,399
Net Capital	$	404,384
Minimum Required Net Capital	$	399,000
Excess Net Capital at 1500%	$	5,384
Excess Net Capital at 1000%	$	315,653
Ratio of Aggregate Indebtedness to Net Capital		2.19 to 1

GLOBAL PARTNERS SECURITIES, INC.
STATEMENT PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2003

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2003).

Net Capital, as Reported in Company's Part II (unaudited) FOCUS Report	$	404,384
Net Capital Per Above	$	404,384

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Subordinated Loans, January 1, 2003	$	600,000
Conversion of Subordinated Loans to Equity		-
Subordinated Loans, December 31, 2003	$	600,000

STATEMENT PURSUANT TO EXEMPTIVE PROVISION UNDER RULE 15c-3-3

The Company is currently exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based upon Paragraph k(2)(ii) of the Rule.